Exhibit 99.1

TRYHARD HOLDINGS LIMITED ANNOUNCES: RECEIPT OF NASDAQ NOTIFICATION REGARDING MINIMUM PRICE DEFICIENCY, AND TERMINATION OF STANDBY EQUITY PRUCHASE AGREEMENT WITH SUMMER EXPLORER

Osaka, Japan, March 17, 2026 (GlobeNewswire) – TryHard Holdings Limited (“TryHard” or the “Company”) (Nasdaq: THH), a lifestyle entertainment company in Japan with principal businesses comprised of (i) event curation; (ii) consultancy and management services; (iii) sub-leasing of entertainment venues; and (iv) ownership and operation of restaurants, today announced that (i)it received a notification letter from The Nasdaq Stock Market LLC (“Nasdaq”) dated March 11, 2026, notifying the Company that based on the closing bid price of the Company for the period from January 27, 2026 to March 10, 2026, the Company no longer meets the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per share; and (ii)the mutual agreement to terminate the Standby Equity Purchase Agreement dated January 14, 2026, with Summer Explorer Investments Limited (“Summer Explorer”).

Receipt of NASDAQ Notification – Letter Regarding Minimum Price Deficiency

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of one hundred eighty (180) calendar days, or until September 7, 2026, to regain compliance with Nasdaq continued listing requirement. In the event that the Company does not regain compliance in the compliance period, the Company may be eligible for an additional 180 calendar days, should the Company meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and is able to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. However, if it appears that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that the Company’s securities will be subject to delisting.

The Nasdaq notification letter does not result in the immediate delisting of the Company’s ordinary shares, and the shares will continue to trade uninterrupted under the symbol “THH.”

The Company is currently evaluating options to regain compliance and intends to timely regain compliance with Nasdaq’s continued listing requirement. Although the Company will use all reasonable efforts to achieve compliance with Rule 5550(a)(2), there can be no assurance that the Company will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq continued listing requirement.

Termination of Standby Equity Purchase Agreement with Summer Explorer

As previously announced, on January 14, 2026, TryHard entered into the Equity Purchase Agreement with Summer Explorer pursuant to which the Company had the right, but not the obligation, to direct Summer Explorer, from time to time, to purchase up to Twenty-five Million Dollars ($25,000,000.00) of the Company’s Common Stock, through the delivery of a put notice. Due to current market conditions, the Company and Summer Explorer have mutually agreed to terminate the Standby Equity Purchase Agreement. The Company appreciates Summer Explorer’s support throughout the process.

The termination was effective immediately with no outstanding obligations or advances under the facility.

TryHard remains committed to its strategic objectives and will continue to explore alternative financing options to support its growth and create value for shareholders. The Company will provide further updates as available.

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About Summer Explorer Investments Limited

Summer Explorer Investments Limited, a company incorporated in the British Virgin Islands, is an investment firm focused on providing capital to growth-oriented companies across both public and private markets. The firm invests in a variety of sectors, seeking to support businesses at various stages of development. Summer Explorer focuses on long-term value creation through strategic investments in companies with established operational foundations and growth potential.

About TryHard Holdings Limited

As a lifestyle entertainment company in Japan, TryHard Holdings Limited aims to be on the cutting edge of the entertainment industry by introducing state-of-art technology, immersive storytelling, and bespoke experiences that are multi-sensory. The Company’s mission is to create unique entertainment experiences that captivate audiences, foster memorable connections, and leave a lasting impact. Principal businesses comprise of (i) event curation; (ii) consultancy and management services; (iii) sub-leasing of entertainment venues; and (iv) ownership and operation of restaurants.

By merging creativity, technology and hospitality expertise, TryHard strives to redefine the entertainment landscape in Japan and beyond. Commitment to innovation, quality, and customer satisfaction drives TryHard to continuously push boundaries and exceed expectations.

For more information, please visit the Company’s website: https://www.tryhardthh.com/.

About Summer Explorer Investments Limited

Summer Explorer Investments Limited, a company incorporated in the British Virgin Islands, is an investment firm focused on providing capital to growth-oriented companies across both public and private markets. The firm invests in a variety of sectors, seeking to support businesses at various stages of development. Summer Explorer focuses on long-term value creation through strategic investments in companies with established operational foundations and growth potential.

Safe Harbor Statement

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “seeks,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and TryHard Holdings Limited specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.

IR Contact:

HBK Strategy Limited

ir@hbkstrategy.com

+852 2156 0223

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